Exhibit 99.1

             Solarfun Reports Second Quarter 2007 Results

    SHANGHAI, China--(BUSINESS WIRE)--Aug. 20, 2007--Solarfun Power Holdings Co., Ltd. ("Solarfun" or "the Company") (NASDAQ:SOLF), an established manufacturer of both photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the quarter ended June 30, 2007.

    Second Quarter 2007:

    -- Net revenue for the second quarter of 2007 was RMB 462.8 million (US$ 60.8 million), compared to RMB 101.0 million (US$
        13.3 million) for the second quarter of 2006, and RMB 190.7 million (US$ 25.1 million) for the first quarter of 2007.

    -- Gross profit for the second quarter of 2007 was RMB 70.0 million (US$ 9.2 million), compared to RMB 31.1 million (US$
        4.1 million) for the second quarter of 2006, and RMB 32.8 million (US$ 4.3 million) in the first quarter of 2007.

    -- Net income attributable to ordinary shareholders for the second quarter of 2007 was RMB 19.4 million (US$ 2.5 million), compared to net income attributable to ordinary shareholders of RMB 15.5 million (US$ 2.0 million) for the second quarter of 2006, and a net loss attributable to ordinary shareholders of RMB 2.5 million (US$ 0.3 million) for the first quarter of 2007.

    --  Earnings per basic ADS were RMB 0.403 (US$ 0.053 per basic
        ADS) in the second quarter of 2007.

    -- PV module shipments totaled 16.4 MW, representing a significant increase from 5.6 MW in the second quarter of 2006 and 6.5 MW in the first quarter of 2007.

    "We had a successful second quarter and a significant turnaround from the start of the year," commented Mr. Yonghua Lu, Chairman and CEO of Solarfun. "During the quarter, we shipped 16.4 MW of PV modules, which is over two and a half times our first quarter 2007 volume, and we made considerable progress in increasing the number and quality of our customers and in broadening our geographic reach. Our results already demonstrate the contribution of several important additions to our management team at the beginning of the quarter as they were able to sign a number of significant new quality contracts on both the sales and procurement sides. We are also extremely pleased about our recently announced acquisition of a majority stake in Jiangsu Yangguang Solar Technology. This company will add an important component of the supply chain at the wafer manufacturing level and helps us both secure key wafer supply and extend our reach up the value chain in the PV business. We continue to work towards our goal of becoming a premier global manufacturer of photovoltaic cells and modules and I believe our progress in this quarter should help us achieve strong operating results in the second half of the year."

    Second Quarter 2007 Financial Results

    Solarfun's total net revenue for the second quarter of 2007 increased 358.2% to RMB 462.8 million (US$ 60.8 million) from RMB
101.0 million in the second quarter of 2006, and increased 142.6% from RMB 190.7 million in the first quarter of 2007. The sequential increase was primarily due to an increase in shipments and was partially offset by a decline in the average selling price ("ASP") from the first quarter of 2007. Total PV module shipments were 16.4 MW in the second quarter of 2007, which was significantly higher than the
6.5 MW in the first quarter of 2007 and 5.6 MW in the second quarter of 2006. ASP declined mildly to US$ 3.68 per watt in the second quarter of 2007. During the second quarter, Solarfun derived almost all of its total net revenue from the sale of PV modules.

    Gross profit for the second quarter of 2007 was RMB 70.0 million (US$ 9.2 million), representing an increase of 125.0% from RMB 31.1 million in the second quarter of 2006 and an increase of 113.4% from RMB 32.8 million in the first quarter of 2007. The gross margin decreased to 15.1% from 30.8% in the second quarter of 2006 and 17.2% in the first quarter of 2007. The decrease was primarily attributable to the decrease in ASP in the second quarter of 2007.

    Income from operations for the second quarter of 2007 was RMB 27.6 million (US$ 3.6 million), or 6.0% of total net revenue, compared to RMB 4.3 million, or 2.2% of total net revenues in the first quarter of 2007, and RMB 16.0 million, or 15.8% of total net revenues in the second quarter of 2006. The year-over-year decrease in operating margin was mainly due to the decrease in gross margin and an increase in operating costs as a result of the expansion of the Company's international sales and R&D capabilities in support of the growth of the business.

    Share-based compensation expenses for the second quarter of 2007 totaled RMB 6.2 million (US$ 0.8 million), compared to RMB 8.4 million in the first quarter of 2007 and RMB 10.3 million in the second quarter of 2006.

    Net income attributable to ordinary shareholders for the second quarter of 2007 was RMB 19.4 million (US$ 2.5 million), representing an increase of 24.4% from net income attributable to ordinary shareholders of RMB 15.5 million in the second quarter of 2006 and a substantial turn-around from the net loss attributable to ordinary shareholders of RMB 2.5 million in the first quarter of 2007.

    Earnings per basic ADS for the second quarter of 2007 were RMB 0.403, or US$ 0.053 per ADS.

    Financial Position

    As of June 30, 2007, the Company had cash and cash equivalents of RMB 447.9 million (US$ 58.8 million) and working capital of RMB 1,317.0 million (US$ 173.0 million). Total bank borrowings were RMB
223.0 million (US$ 29.3 million), of which RMB 7.0 (US$ 0.9 million) were long-term bank borrowings. Net accounts receivable increased to RMB 360.3 million (US$ 47.3 million) as of June 30, 2007 from RMB
238.0 million as of March 31, 2007. The increase was mainly due to additional sales on credit in the second quarter of 2007.

    Recent Events

    PV Module Sales Update

    Since the end of the second quarter, Solarfun has signed a series of contracts with a broad mix of customers in Italy, Germany and Spain. The Company currently has now signed enough contracts to meet its current full-year shipment guidance as set forth below.

    Completion of PV Cell Lines 5 & 6

    Solarfun successfully completed PV cell lines 5 and 6 on schedule in July and both are now fully operational, which keeps the Company on schedule to achieve the capacity target of 240 MW by the end of 2007.

    New Procurement Contracts

    In July 2007, Solarfun entered a seven year contract for over 180 MW of 6-inch multicrystaline wafers from a non-domestic supplier.

    Deliveries begin in 2007 and the Company expects to benefit both in terms of quality and a reduction in cost over time.

    In August 2007, the Company amended its original 10 MW 5-inch multicrystaline wafer supply contract with LDK to a seven-month 37 MW 6-inch multicrystaline wafer supply contract. The contract became effective immediately upon signing and is expected to be fulfilled by February 2008.

    TUV Certification

    Solarfun received TUV certification for its 6-inch multicrystaline module in July. The certification will allow the Company to expand into its target markets. The timing also coincides with the new 6-inch wafer supply that the Company has been able to secure from the non-domestic supplier mentioned above.

    Strategic Investment in Yangguang Solar

    At the start of August, Solarfun successfully acquired a 52% majority stake in Jiangsu Yangguang Solar Technology Co. Ltd.
("Yangguang Solar"), a wafer production company, for approximately
US$8 million.

    Production of ingots at Yangguang Solar started in August 2007 and Solarfun has already secured polysilicon supply from one major polysilicon manufacturer that will help with the ramp-up of this production facility.

    Changes in Management

    We are pleased to announce two new members of our management team.

    Mr. Haiyang Yuan joined Solarfun on August 1, 2007, as the Senior Vice President of Sales and brings extensive experience in the global semiconductor and electronics business. He will focus on developing markets in both North and South America. Mr. Yuan joined Solarfun from Smith & Associates, one of the world's leading independent semiconductor and electronic component distributors, where he was Vice President of Operations. Prior to Smith & Associates, he served as General Manager at Solectron Corporation, a provider of electronic manufacturing services to global clients, in Suzhou, China. Prior to that, he was a business unit manager for Jabil Circuit Inc.

    Mr. Paul W. Combs joined Solarfun on August 1, 2007 as Vice President of Strategic Planning. In addition to helping develop and implement Solarfun's strategic direction, he will also lead Solarfun's investor relations program. Before joining Solarfun, Mr. Combs spent over thirty years on Wall Street focusing primarily on emerging growth companies. Most recently he served as Chief Investment Officer for ThinkEquity Partners. He led research departments at ThinkEquity and Stephens Inc and prior to that was a growth analyst at William Blair and Morgan Stanley.

    Mr. Comb's long career focusing on small growth companies and the senior level management positions he held at several brokerage firms should be highly beneficial for the Company's strategic direction and investor communications.

    As previously communicated, now that these new members of management have been added, Xihong Deng will step down from her position as Executive Vice President in charge of international business development. She will return to her position as Managing Director of Hony Capital, but will remain on Solarfun's Board.

    Mr. Min Cao also resigned from his position as Vice President in Charge of Investment. No replacement will be named.

    Business Outlook for 2007

    Based on current operating and other conditions, Solarfun reaffirms its annual guidance for the full 2007 fiscal year as follows:

    -- Net revenue of US$250 million to US$270 million, representing year-over-year growth of 209% to 234%.

    -- PV product shipments of 70 to 80 MW, representing year-over-year growth of 210% to 254%.

    -- Annualized total PV cell production capacity of 240 MW by the end of 2007.

    Conference Call

    Management will host a conference call to discuss the results at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on Monday, August 20, 2007.

    Mr. Yonghua Lu, Chairman and Chief Executive Officer, Mr. Kevin Wei, Chief Financial Officer, and Paul Combs, Vice President of
Strategic Planning, will discuss the results and take questions following the prepared remarks.

    The dial-in details for the live conference call are as follows:



- U.S. Toll Free Number 1-866-206-7204
- International dial-in number 1-703-639-1114
Passcode: Solarfun Call.


    A live webcast of the conference call will be available on the investor relations section of the Company's website at:
http://www.solarfun.com.cn. A replay of the webcast will be available for one month.



                   SOLARFUN POWER HOLDINGS CO., LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS
 (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

                                For the three months ended
                     June 30,     March 31,     June 30,    June 30,
                       2006         2007          2007        2007
                      (RMB)         (RMB)        (RMB)        (US$)
                   (Unaudited)   (Unaudited)  (Unaudited)  (Unaudited)
Net revenue:
  Photovoltaic
   modules              85,769       190,475      462,283      60,731
  Photovoltaic
   cells                 5,025           266          501          66
  Photovoltaic
   cell processing      10,216             -            -           -
                   ------------ ------------- ------------ -----------

Total net revenue      101,010       190,741      462,784      60,797
                   ------------ ------------- ------------ -----------

Cost of revenue:
  Photovoltaic
   modules             (63,081)     (157,700)    (392,208)    (51,525)
  Photovoltaic
   cells                (4,040)         (225)        (559)        (74)
  Photovoltaic
   cell processing      (2,773)            -            -           -
                   ------------ ------------- ------------ -----------

Total cost of
 revenue               (69,894)     (157,925)    (392,767)    (51,599)
                   ------------ ------------- ------------ -----------

Gross profit            31,116        32,816       70,017       9,198
                   ------------ ------------- ------------ -----------

Operating
 expenses:
  Selling expenses      (1,536)       (6,438)     (12,964)     (1,703)
  General and
   administrative
   expenses            (12,782)      (15,892)     (19,969)     (2,623)
  Research and
   development
   expenses               (820)       (6,224)      (9,433)     (1,239)
                   ------------ ------------- ------------ -----------

Total operating
 expenses              (15,138)      (28,554)     (42,366)     (5,565)
                   ------------ ------------- ------------ -----------

Operating profit        15,978         4,262       27,651       3,633

Interest expenses       (1,417)       (5,308)      (2,694)       (354)
Interest income             72         9,557        4,159         546
Exchange losses            112       (11,253)     (10,371)     (1,362)
Other income               701         1,050        2,201         289
Other expenses            (265)         (331)        (351)        (46)
Changes in fair
 value of embedded
 foreign currency
 derivative                 68             -            -           -
Government grant           100            20            -           -
                   ------------ ------------- ------------ -----------

Income/(Loss)
 before income
 taxes and
 minority interest      15,349        (2,003)      20,595       2,706

Income tax benefit         150          (424)      (1,259)       (165)
Minority interest           53          (105)          18           2
                   ------------ ------------- ------------ -----------

Net income/(loss)       15,552        (2,532)      19,354       2,543
                   ============ ============= ============ ===========

Net income/(loss)
 attributable to
 ordinary
 shareholders           15,552        (2,532)      19,354       2,543
                   ============ ============= ============ ===========
Net income/(loss)
 per share:
Basic                    0.155        (0.011)       0.081       0.011
Diluted                  0.151        (0.011)       0.081       0.011

Shares used in
 computation:
Basic net income
 per share         100,350,000   240,023,776  240,024,754
Diluted net income
 per share         103,299,738   240,023,776  240,024,754

Net income/(loss)
 per ADS:
Basic                    0.775        (0.053)       0.403       0.053
Diluted                  0.753        (0.053)       0.403       0.053

Shares used in
 computation:
Basic net income
 per ADS            20,070,000    48,004,755   48,004,951
Diluted net income
 per ADS            20,659,948    48,004,755   48,004,951
Share-based
 compensation
 expense included
 in
  Cost of revenue            -           366          361          47
  Selling expenses           -            57           57           7
  General and
   administrative
   expenses             10,337         6,477        4,223         555
  Research and
   development
   expenses                  -         1,544        1,522         200




                  SOLARFUN POWER HOLDINGS CO., LTD.
                     CONSOLIDATED BALANCE SHEETS
 (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

                                    March 31     June 30     June 30
                                      2007        2007        2007
                                      (RMB)       (RMB)       (US$)
Assets                             (Unaudited) (Unaudited) (Unaudited)
Current assets:
  Cash and cash equivalents            757,831     447,940      58,847
  Restricted cash                       11,282      24,352       3,199
  Accounts receivable, net             237,961     360,343      47,339
  Inventories                          482,860     411,363      54,042
  Advance to suppliers                 281,411     397,394      52,206
  Other current assets                 101,280      86,459      11,358
  Deferred tax assets                    3,868       3,891         511
                                   ----------- ----------- -----------

Total current assets                 1,876,493   1,731,742     227,502

Non-current assets:
  Fixed assets - net                   280,033     397,811      52,261
  Intangible assets - net               12,859      12,766       1,677
  Long-term investment                     300         300          39
                                   ----------- ----------- -----------

Total non-current assets               293,192     410,877      53,977

                                   ----------- ----------- -----------
Total assets                         2,169,685   2,142,619     281,479
                                   =========== =========== ===========

LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities:
  Short-term bank borrowings           329,900     200,000      26,274
  Long-term bank borrowings,
   current portion                      16,000      16,000       2,102
  Accounts payable                      70,648     133,807      17,578
  Notes payable                              -      17,800       2,338
  Accrued expenses and other
   liabilities                          31,097      43,972       5,777
  Customer deposits                        152         940         124
  Amount due to related parties         11,615       2,259         297
                                   ----------- ----------- -----------

Total current liabilities              459,412     414,778      54,490

Non-current liabilities:
  Long-term bank borrowings, non-
   current portion                      15,000       7,000         920

Minority interests                      10,256      10,238       1,345

Shareholders' Equity
Ordinary shares                            193         193          25
Additional paid-in capital           1,574,347   1,577,628     207,255
Statutory reserves                      17,746      20,884       2,744
Retained earnings                       92,731     111,898      14,700
                                   ----------- ----------- -----------

Total shareholders' equity           1,685,017   1,710,603     224,724

                                   ----------- ----------- -----------
Total liabilities and
 shareholders' equity                2,169,685   2,142,619     281,479
                                   =========== =========== ===========


    The conversion in this release of Renminbi into U.S. dollars for the first quarter of 2007 made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2007, which was RMB 7.612 to US$1.0000. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 29, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This news release contains forward-looking statements, such as the Company's business outlook for 2007, including full year 2007 estimates for net revenue, PV product shipments and PV cell production capacity. Actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Paul Combs, 8621-6393-8206
             V.P. Strategic Planning
             IR@solarfun.com.cn
             or
             Christensen
             Cheick Camara, 212-618-1978
             ccamara@ChristensenIR.com
             or
             Shelldy Cheung, 852-2117-0861
             scheung@Christensenir.com